================================================================================


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                             ---------------------


                                AMENDMENT NO. 13


                                       TO



                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT


                          PURSUANT TO SECTION 14(D)(4)


                                       OF


                      THE SECURITIES EXCHANGE ACT OF 1934


                             ---------------------


                         HEALTHDYNE TECHNOLOGIES, INC.


                           (Name of Subject Company)


                         HEALTHDYNE TECHNOLOGIES, INC.


                       (Name of Person Filing Statement)



                    COMMON STOCK, PAR VALUE $0.01 PER SHARE


           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)



                         (Title of Class of Securities)



                                   422206102



                     (CUSIP Number of Class of Securities)


                             ---------------------


                             LESLIE R. JONES, ESQ.


                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL


                         HEALTHDYNE TECHNOLOGIES, INC.


                             1255 KENNESTONE CIRCLE


                            MARIETTA, GEORGIA 30066


                                 (770) 499-1212



                 (Name, address and telephone number of person


                authorized to receive notice and communications


                 on behalf of the person filing the statement)


                             ---------------------


                                    COPY TO:



                              BLAINE V. FOGG, ESQ.


                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP


                                919 THIRD AVENUE


                            NEW YORK, NEW YORK 10022


                                 (212) 735-3000


================================================================================

     This Amendment No. 13 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION.



     Item 4 of the Schedule 14D-9 is hereby amended to read as follows:



          On Wednesday, June 4, 1997, Invacare issued a press release announcing that it had increased the price in its tender offer to $15 per share. Invacare's June 4, 1997 press release stated that the increased offer represented Invacare's "best and final offer" but acknowledged that Invacare could raise its offer price again if "Healthdyne management is able to substantiate additional value to our satisfaction." Invacare's June 4, 1997 press release concluded that if Invacare's nominees are not elected at Healthdyne's July 30 Annual Meeting, Invacare may withdraw its offer and/or dispose of some or all of its shares of Healthdyne stock.



          On June 10, 1997, Healthdyne's Board of Directors convened a meeting at which the Board of Directors, assisted by its financial and legal advisors, reviewed Invacare's revised offer and its terms and conditions. The Board of Directors reviewed again Healthdyne's business strategy and strategic plan, and considered the potential for benefits both with and without a merger with Invacare. On June 10, 1997, Cowen updated its analysis to reflect Invacare's revised offer and, using an analytical framework similar to that presented to the Board of Directors on January 27 and January 30, 1997, Cowen reviewed Invacare's revised offer. In addition, Cowen reviewed the reaction of the financial markets to Invacare's revised offer and potential implications for Healthdyne and its shareholders. Following such review, Cowen concluded that Invacare's revised offer was grossly inadequate from a financial point of view. After lengthy discussions and presentations from Healthdyne's financial and legal advisors, the Board of Directors determined that the best means for providing value to its shareholders was for Healthdyne to continue to pursue its strategic plan. A copy of a letter to shareholders communicating the Board of Directors' recommendation is filed as Exhibit 46 hereto and is incorporated herein by reference.



     ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEALTHDYNE'S SHAREHOLDERS REJECT INVACARE'S REVISED OFFER AND NOT TENDER THEIR SHARES OF HEALTHDYNE COMMON STOCK PURSUANT TO SUCH OFFER.



  Factors Considered



     In reaching the conclusions stated above, the Board of Directors took into account a variety of factors, including but not limited to:



          (1) The Board of Directors' familiarity with the financial condition, business opportunities and current strategies of Healthdyne, the nature of the markets in which Healthdyne competes and the Board of Directors' confidence in management and firm belief that Invacare's revised offer does not reflect the fair value of Healthdyne. Specifically, the Board of Directors determined that Invacare's revised offer failed to reflect:



             (a) The results of Healthdyne's strategic plan to date:
        Healthdyne's first quarter of 1997 yielded a 30% revenue increase to a record $35.7 million from $27.5 million in the first quarter of 1996.



             (b) Healthdyne's leading and innovative position in the respiratory products industry.



             (c) The number of significant new products recently introduced and planned for introduction by Healthdyne into the medical device market.

             (d) The expected revenue and earnings growth based on such new products, such as the Quantum(TM) non-invasive ventilator which sold at an annualized rate of $25 million based on first quarter results, and Healthdyne's competitive position in such markets.



          (2) Healthdyne's prospects for future growth and expansion based on its strategic plans, the strategic alliances and other initiatives which have been implemented and investments that have been made in an effort to expand Healthdyne's product lines and devices offered to the market, and the continued development of new products as well as enhancements to existing products currently offered by Healthdyne.



          (3) The opinion of Cowen to the effect that the $15 per share price offered pursuant to Invacare's revised offer is grossly inadequate from a financial point of view to the shareholders of Healthdyne (other than Invacare). A copy of the written opinion of Cowen which sets forth the assumptions made and matters considered is attached hereto as Exhibit 47.



          (4) The disruptive effect of Invacare's revised offer and Invacare's proxy solicitation on Healthdyne's employees, suppliers and customers.



          (5) The fact that Healthdyne Common Stock traded as high as $15 per share on June 3, 1997, the day prior to the announcement of Invacare's revised offer and closed above Invacare's $15 offer price on each day from the date of the announcement of Invacare's revised offer on June 4, 1997 until June 9, 1997.



          (6) The fact that, in the event that Healthdyne decides to pursue a sale at some future date, Healthdyne may now enter into a tax-free pooling transaction with other companies.



          (7) The Board of Directors' commitment to protecting the best interests of the Healthdyne shareholders.



     In light of the numerous factors evaluated in connection with its consideration of Invacare's revised offer, the Healthdyne Board of Directors determined that Invacare's revised offer was not in the best interests of Healthdyne's shareholders.



     The foregoing discussion of the information and factors considered by the Healthdyne Board of Directors is not intended to be exhaustive but includes all material factors considered by the Healthdyne Board of Directors. In reaching its determination to recommend rejection of Invacare's revised offer, the Healthdyne Board of Directors did not assign any relative or specific weight to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Healthdyne Board of Directors received the advice of legal and financial advisors retained to provide advice and counsel to the Board of Directors.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.



     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:



     On June 9, 1997, Healthdyne and the Individual Defendants filed their brief in opposition to Invacare's motion for preliminary injunction. Healthdyne also filed a brief in opposition to the Stockholder Actions Plaintiffs' motion for preliminary injunction. In their briefs, Defendants argue that Section 624 authorizes the Healthdyne Board of Directors to adopt the Continuing Director Provision of the Healthdyne Shareholder Rights Plan. Defendants further argue that the "Continuing Director" concept is endorsed by Georgia as a matter of public policy because both the Fair Price and Business Combination Statutes have "Continuing Director" provisions. Defendants' brief in opposition to Invacare's motion for preliminary injunction was filed under seal pursuant to a court order, and a redacted version is attached hereto as Exhibit 48. Defendants' brief in opposition to the Stockholder Actions plaintiffs' motion for preliminary injunction is attached hereto as Exhibit 49.



     On June 11, 1997, Healthdyne issued a press release announcing that its Board of Directors voted unanimously to recommend that shareholders of Healthdyne reject the revised unsolicited tender offer by

Invacare and that shareholders not tender any of their shares pursuant to Invacare's revised tender offer. The June 11, 1997 press release stated that among the factors considered by the Board in rejecting Invacare's revised offer was the opinion of Cowen that the $15 per share price offered by Invacare was grossly inadequate. A copy of the June 11, 1997 press release is attached hereto as Exhibit 50.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
* Exhibit 46   --   Letter to Healthdyne Shareholders dated June 11, 1997.
* Exhibit 47   --   Opinion dated June 10, 1997 of Cowen & Company.
  Exhibit 48   --   Defendants' brief in opposition to Invacare's motion for
                    preliminary injunction.
  Exhibit 49   --   Defendants' brief in opposition to the Stockholder Actions
                    Plaintiffs' motion for preliminary injunction.
  Exhibit 50   --   Press Release issued by Healthdyne on June 11, 1997.


---------------


* Included in copy mailed to shareholders



                                   SIGNATURE



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          HEALTHDYNE TECHNOLOGIES, INC.



                                          By:      /s/ M. WAYNE BOYLSTON

                                            ------------------------------------

                                            Name: M. Wayne Boylston


                                            Title: Vice President -- Finance,


                                            Chief Financial Officer and
                                              Treasurer



Dated: June 11, 1997

                                                                     EXHIBIT 46


                         (HEALTHDYNE TECHNOLOGIES LOGO)


                                                                   June 11, 1997



Dear Fellow Shareholder:



     For about six months, Invacare Corporation has been trying to take control of your Company by making tender offers for your shares. Invacare started at $12.50 per share, then went to $13 and then to $13.50. Now, Invacare has made what it calls its "best and final" offer for your shares -- $15 per share.



                             $15 IS STILL TOO LOW!



     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY REJECTED INVACARE'S $15 PER SHARE OFFER AS GROSSLY INADEQUATE AND NOT REFLECTIVE OF THE TRUE VALUE OF YOUR COMPANY. The Board reached this decision after careful consideration and after receiving an extensive presentation and advice from Cowen & Company, our financial advisors.



     In rejecting Invacare's latest offer, the Board considered a variety of factors, including the opinion of Cowen & Company that the $15 per share price offered by Invacare is grossly inadequate. After reviewing the progress Healthdyne Technologies is making on its strategic plan and receiving input from the Company's financial advisors, the Board feels that Invacare's increased offer has failed to keep up with Healthdyne Technologies' exceptional performance and does not reflect an acquisition premium. Healthdyne Technologies' stock has traded within this range in the last year even prior to the announcement of its new strategic plan. Your Board believes that $15 is still too low and does not represent the fair value of your Company.



     INDEPENDENT SECURITIES ANALYSTS WHO FOLLOW HEALTHDYNE TECHNOLOGIES HAVE COME TO THE SAME CONCLUSION.(1)



          "Given how strong Healthdyne's business has been over the past five months, our valuation analysis indicates that $15 is still too low a price for Healthdyne."



     Dillon, Read & Co. Inc., First Call, June 4, 1997.



          "Invacare's latest [$15] bid has touched the low end of our target takeout valuation but does not fully reflect a strong pipeline of new products and improved fundamentals, in our opinion."



     Tucker Anthony, First Call, June 4, 1997.



                           DO NOT TENDER TO INVACARE!



     Invacare will not be able to buy any of your Healthdyne Technologies shares until July 30, 1997 at the earliest. There is no need to decide whether to tender your shares at this time. If you have already tendered, we urge you to withdraw your tender.


---------------


     (1)Permission for use of analysts' quotes was sought and granted.


                                     (LOGO)

     Healthdyne Technologies plans to publicly announce its results for the second quarter of 1997 by mid-July. Please wait and review those results. Then, DECIDE FOR YOURSELF WHETHER YOU AGREE WITH YOUR BOARD'S CONCLUSION THAT $15 IS TOO LOW A PRICE FOR YOUR COMPANY.



     Attached hereto is an amendment to Healthdyne Technologies' Schedule 14D-9, which sets forth in more detail the factors considered by your Board of Directors. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board's recommendation.



     We appreciate your continued interest and support.



                                   Sincerely,



/s/ Craig B. Reynolds                          /s/ Parker H. Petit
Craig B. Reynolds                              Parker H. Petit
President and Chief Executive Officer          Chairman of the Board



     If you have already tendered your shares to Invacare and wish to change your mind, you can withdraw your shares at any time on or before the expiration of the tender offer. For information on withdrawing your shares, please call Morrow & Co., Inc. at (800) 662-5200.



                            PARTICIPANT INFORMATION



     In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President -- Business Development; John L. Miclot, Senior Vice
President -- Sales and Marketing; Robert E. Tucker, Senior Vice
President -- Operations; M. Wayne Boylston, Vice President -- Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,593,092 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Robert D. Valdez (Managing Director) and Ned Brown (Managing Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).

                                                                     EXHIBIT 47


                                  (Cowen Logo)



June 10, 1997



Board of Directors


Healthdyne Technologies, Inc.


1255 Kennestone Circle


Marietta, GA 30066



Ladies and Gentlemen:



     You have requested our opinion as investment bankers as to the adequacy, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.01 per share of Healthdyne Technologies, Inc. (the "Company") other than Invacare Corporation, of the terms of the Offer to Purchase (as hereinafter defined). For purposes of this opinion, the "Offer to Purchase" means the offer described below pursuant to that certain Offer to Purchase included in the amendment to Schedule 14D-1 filed with the Securities and Exchange Commission on June 4, 1997 by I.H.H. Corp. (the "Bidder"), a wholly-owned subsidiary of Invacare Corporation (the "Schedule 14D-1").



     As more specifically set forth in the Schedule 14D-1, the Bidder has offered, subject to certain conditions set forth in the Offer to Purchase, to purchase all of the outstanding shares of Common Stock of the Company, and the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 22, 1995 between the Company and Trust Company Bank, as Rights Agent (the "Rights Agreement"), at a purchase price of $15.00 per share (and associated Right) net to the seller in cash.



     In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.



     In arriving at our opinion, Cowen has, among other things:



          (1) reviewed the Company's financial statements for the fiscal years ended December 31, 1994, 1995 and 1996 and for the fiscal quarter ended March 31, 1997, and certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Company;



          (2) reviewed the Schedule 14D-1;



          (3) held meetings and discussions with management and senior personnel of the Company to discuss the business, operations, historical financial results and future prospects of the Company;



          (4) reviewed financial projections furnished to us by management of the Company relating to, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of the Company we deemed relevant;



          (5) reviewed the valuation of the Company in comparison to other similar publicly traded companies;


                                     (LOGO)

Healthdyne Technologies, Inc.


June 10, 1997


Page 2



          (6) reviewed the historical prices and trading activity of the Common Stock of the Company from June 22, 1993 through June 6, 1997 and compared those trading histories with those of other companies which we deemed relevant;



          (7) compared the transaction contemplated by the Offer to Purchase with other similar transactions, including the acquisition of control;



          (8) compared the discount rate implied by the Offer to Purchase as applied to the cash flows assumed by projections of the Company's management, to the weighted average cost of capital of other similar publicly traded companies; and



          (9) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.



     Cowen was not requested to, and did not, solicit third party indications of interest in acquiring the Company.



     On June 6 1997, the closing price of the Common Stock of the Company in the last transaction reported by Nasdaq National Market was $15 3/4 per share.



     In rendering this opinion, we relied upon the Company's management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company.



     We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer to Purchase and will receive a fee for our services. We will also receive a fee for rendering this opinion. In the past, Cowen and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. Cowen served as the lead manager in the Company's June 1993 initial public offering, advised the Company in its May 1995 spin-off from Healthdyne, Inc. and advised the Company with respect to the May 1995 implementation of the Rights Agreement. In addition, in the ordinary course of its business, Cowen trades the equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities. Moreover, as of June 6, 1997, Cowen and its affiliates own 447,900 shares of Common Stock of the Company.



     On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the financial terms of the Offer to Purchase are grossly inadequate, from a financial point of view, to the stockholders of the Company other than Invacare Corporation.



                                          Very truly yours,


                                          /s/ Cowen & Company


                                          Cowen & Company

                                                                     EXHIBIT 48


                        UNITED STATES DISTRICT COURT
                        NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION

INVACARE CORPORATION and                    :
I.H.H. CORP.,                               :
                                            :
                           Plaintiffs,      :
                                            :
                  v.                        :  Civil Action No. 1:97-CV-0205
                                            :

HEALTHDYNE TECHNOLOGIES,                    :
INC., CRAIG B. REYNOLDS,                    :
J. TERRY DEWBERRY,                          :
ALEXANDER H. LORCH,                         :
J. LELAND STRANGE,                          :
JAMES J. WELLMAN, and                       :
J. PAUL YOKUBINAS,                          :
                                            :
                           Defendants.      :

                       DEFENDANTS' BRIEF IN OPPOSITION
              TO PLAINTIFFS' MOTION FOR PRELIMINARY INJUNCTION

                                            TROUTMAN SANDERS LLP
                                            NationsBank Plaza
                                            600 Peachtree Street, N.E.
                                            Suite 5200
                                            Atlanta, Georgia  30308-2216
                                            (404) 885-3000

OF COUNSEL:

SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

                            PRELIMINARY STATEMENT

                  Invacare's motion for a preliminary injunction challenges the validity of one limited aspect of Healthdyne's Rights Plan, known as the continuing director feature. That motion is based on two things -- inapplicable authority from New York and baseless rhetoric.

                  The rhetoric starts with the colorful and utterly inapplicable "dead hand" label Invacare attempts to pin on the continuing director feature. In specifically approving such features in two separate statutes, the Georgia legislature used the term "continuing director," and authorized such directors to play an important role in responding to the tactics of hostile acquirors. That decision of the Georgia legislature should be respected here, and the "dead hand" label should be recognized for what it is -- a transparent effort to replace substance with rhetoric.

                  Invacare's heavy reliance on the Bank of New York decision also clearly signals the fact that Invacare would prefer that New York law applied and that this Court was a New York Court. That case is simply inapplicable. The Bank of New York court concluded that continuing director features were "evil" under New York law -- while the Georgia legislature reached exactly the opposite conclusion in approving such provisions under Georgia law. Bank of New York also concluded that, to be valid, a continuing director provision had to be included in a corporation's certificate of incorporation -- while the Georgia legislature again reached the opposite conclusion in approving the Georgia rights plan statute (which gives directors the "sole discretion" to determine the contents of rights plans, and emphasizes that the terms need not be set forth in the articles).

                  Invacare's attempts to explain away the clear intent of the Georgia legislature simply do not work. The Georgia legislature has created a set of statutory tools to be used by directors of target corporations which are clear, concise, and modern. There is no reason to measure cutting edge Georgia statutes against a throwback 1980's version of New York law.

                  As set forth more fully below, Invacare's motion for a preliminary injunction should be denied.

                             STATEMENT OF FACTS

         A.       BACKGROUND.

                  Healthdyne is a Georgia corporation with its principal place of business in Marietta, Georgia. Healthdyne has emerged as an innovator and industry leader in the development and manufacture of proprietary respiratory and sleep disorder products. Among other things, the Company designs, manufactures and distributes high technology diagnostic and therapeutic devices, particularly sleep disorder products, respiratory therapy products and infant and obstetrical monitoring products. (Reynolds Aff., filed 4/21/97, P. 2)

                  Healthdyne's growth over the years has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets. Revenues have grown from approximately $11 million in 1986 to approximately $118 million in 1996. Id.

                                  REDACTED

                  Invacare, an Elyria, Ohio based corporation, has approached Healthdyne on several occasions over the past three years to discuss possible business combination transactions, and on each occasion, after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare. (Reynolds Aff. P. 3)

         B.       THE GROSSLY INADEQUATE INVACARE OFFERS.

                  On January 2, 1997, Invacare's chairman sent a letter to Healthdyne's president, Mr. Craig Reynolds, indicating Invacare's continuing interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock. Following careful consideration and an extensive presentation by Healthdyne's financial advisor, Cowen & Company, the Healthdyne Board on January 23, 1997, concluded that Invacare's offer was grossly inadequate from a financial point of view. (Reynolds Aff. P.
4)

                  On the following Monday, January 27, 1997, Invacare commenced an unsolicited tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share and began litigation against Healthdyne and all of its directors (except Chairman Petit who was at the time personally represented by Invacare's counsel). (Reynolds Aff. P. 5) Invacare also announced its intention to eliminate any Healthdyne shareholders who did not tender by means of a second-step merger. After further financial advice from Cowen and additional discussions, the Healthdyne

Board, on January 30, 1997, again concluded that the Invacare offer was grossly inadequate from a financial point of view. (Id.)

                  On March 31, 1997, Invacare increased its offer to $13.50 per share. That offer was also rejected, after careful consideration and advice from Healthdyne's financial advisors that the price was grossly inadequate. (Reynolds Aff. P. 7) The Board, which is composed of a majority of independent directors, unanimously concluded that the Invacare offer did not reflect the long-term value of Healthdyne and that the shareholders' interests would best be served by Healthdyne remaining independent. (Id.) The correctness of this strategy has been confirmed by Healthdyne's outstanding results for the first quarter of 1997. (See Dillon Reed report 4/8/97, Bowler Aff. Ex. A.)

                  The market also concluded that Invacare's lowball $13.50 bid did not reflect the value of Healthdyne. The market price of Healthdyne's stock remained significantly higher than that offer for months. (Valdez Aff. Ex. C) In addition, independent third-party analysts criticized Invacare's $13.50 bid as "awkwardly low." (Tucker Anthony report, 4/9/97, Bowler Aff. Ex. B. See also Dillon Reed report, 4/8/97, Bowler Aff. Ex. A.) In addition, despite the fact that Invacare's offer has been outstanding since January, only about 17 percent of Healthdyne's shares have been tendered into it.

                  Invacare itself conceded that $13.50 was not its best offer. Invacare argued, in response to Healthdyne's recent motion to compel, that any suggestion that it had put its final offer on the table was "frivolous." (Inv. Surreply To Healthdyne's Motion To Compel at 6-7) Thus, Invacare has conceded that it has conducted a lowball bidding strategy.

                  Nevertheless, from the outset, Invacare represented to this Court in its complaint that its offer was "fully-priced," and that Healthdyne had taken "precipitous and unjustified" defensive steps. See, e.g., Complaint P.
P. 1-2. Invacare's subsequent track record shows beyond question that these allegations were false -- its offers obviously were never fully priced, and Healthdyne's responses were appropriate in every respect.

                  Now, on the eve of the hearing on the motions before the Court, Invacare has again raised its price and has again said that its offer is fully priced, this time claiming that its offer represents its "best and final" offer. Specifically, on June 4, 1997, Invacare announced that it was raising its offer to $15.00 per share. At the same time, Invacare suggests in its press release that it just might pay more if Healthdyne is able to substantiate greater value. Invacare also says that it will evaluate its options if the Healthdyne shareholders refuse to elect its nominees. See Bowler Affidavit, Ex. M.

                  Invacare's latest $15 price still does not exceed the upper level at which Healthdyne's stock had traded prior to the increase. One of the financial analysts who had criticized Invacare's earlier offers, also promptly pointed out that the $15 price was at the "low end" of its valuation, and did "not fully reflect a strong pipeline of new products and improved fundamentals" at Healthdyne. Another described the $15 offer as "still too low." Bowler Aff. Exs. D and E. Thus, the need for an active role by the Healthdyne board of directors remains critical.

         C.       THE HEALTHDYNE RIGHTS PLAN.

                  The Healthdyne Board is able to protect Healthdyne's shareholders from Invacare's hostile tender offer due to Healthdyne's shareholders rights plan (the "Rights Plan"). A rights plan, which is sometimes called a "poison pill," is a common takeover defense. (See Margotta Aff. P. 12) Even Invacare has a rights plan. Among other things, a rights plan makes consummation of a tender offer prohibitively expensive until such time as the rights are redeemed, and thereby enables corporate directors to control whether a hostile offer can proceed, which gives the board of directors the ability to properly respond to the offer. (Margotta Aff. P. P. 11-14)

                  Recent judicial decisions have confirmed that a board of directors acts properly when it refuses to redeem a rights plan on the grounds that the board "reasonably believed that the shareholders were entitled to protection from what they considered to be a `low ball' offer." Moore Corp. Ltd.
v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1563 (D. Del. 1995). See also Unitrin Inc. v. American Gen. Corp., 651 A.2d 1361, 1384-85 (Del. 1995). Thus, the Healthdyne Board's refusal to redeem the Rights Plan in response to Invacare's indisputably low ball offers is entirely consistent with the directors' obligation to protect the interests of shareholders. Invacare has not challenged the Board's decision not to redeem the rights with this motion for preliminary injunction.

         D.       GEORGIA LAW EXPRESSLY ENDORSES RIGHTS PLANS.

                  The Georgia legislature has recognized the important role rights plans play in protecting shareholder interests. Georgia corporation law specifically authorizes boards of directors to adopt shareholders rights plans and to determine, in the board's "sole discretion," the terms of those rights plans. See O.C.G.A. ss. 14-2-624(a).

         E. RIGHTS PLANS HAVE BECOME ALMOST UNIVERSALLY RECOGNIZED AS BENEFICIAL TO SHAREHOLDERS' INTERESTS.

                  Courts and commentators have been virtually unanimous in their approval of rights plans as a fair and effective response to a hostile takeover.(1) Invacare's expert witness, Wil-


-----------------------
(1) For cases upholding rights plans, see Moran v. Household Int'l Inc., 490 A.2d 1059 (Del. Ch.), aff'd, 500 A.2d 1346
liam J. Carney, has written:

         Shareholder rights plans are now a widely accepted strategy for enabling corporate boards to deal with hostile offers from a position of strength. Shareholder rights plans place the board of directors in a position to represent shareholder interests effectively in bargaining with prospective purchasers of the corporation to assure that the shareholders receive full value for their holdings and will be treated equitably in a purchase transaction. Where a board has a reasoned long-term plan that requires continuing independence, it can use a rights plan to "just say no" to a bidder, if it believes its long-term plan will be more valuable to shareholders.

(William J. Carney & Leonard A. Silverstein, New Developments In Takeover Defenses and Poison Pills, 14 (1997), Bowler Aff. Ex. F).

                  The practical effectiveness of rights plans in achieving benefits for shareholders is evidenced by their widespread use. Indeed, more than 1,600 American companies, including many

(..continued)
         (Del. 1985); In re Fort Howard Corp. Shareholders Litig., C.A. No. 9991-NC, 1988 WL 83147 (Del. Ch. Aug 8, 1988); Gilbert v. El Paso Co.,
         C.A. Nos. 7078-NC, 7079-NC, 1988 WL 124325 (Del. Ch. Nov. 21, 1988),
         aff'd, 575 A.2d 1131 (Del. 1990); Facet Enters., Inc. v. Prospect Group, Inc., C.A. No. 9746-NC, 1988 WL 36140 (Del. Ch. Apr. 15, 1988);
         BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Tate & Lyle, PLC v. Staley Continental, Inc., C.A. No 9813-NC, 1988 WL 46064 (Del. Ch. May 9, 1988); MAI Basic Four, Inc. v. Prime Computer, Inc., C.A. No. 10424-NC, 1988 WL 140221 (Del. Ch. Dec. 20, 1988); A. Copeland
         Enters. v. Guste, 706 F. Supp. 1283 (W.D. Tex. 1989) (applying Texas law); Clarendon Group, Ltd. v. Smith Lab.,Inc., 741 F. Supp. 1449 (S.D. Cal. 1990) (applying Illinois law); Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp. 984 (E.D. Wis.) (applying Wisconsin law), aff'd, 877 F.2d 496 (7th Cir.), cert. denied, 493 U.S. 955
         (1989); Gelco Corp. v. Coniston Partners, 652 F. Supp. 829, 847-50 (D. Minn. 1986), aff'd in part and vacated in part on other grounds, 811 F.2d 414 (8th Cir. 1987) (applying Minnesota law); Georgia-Pacific Corp. v. Great Northern Nekoosa Corp., 728 F. Supp. 807 (D. Me. 1990) (applying Maine law).

companies organized under Georgia law, have adopted rights plans. (Margotta Aff.
P. 12) According to one source, 35% of all of the firms listed on the New York and American Stock Exchanges are protected by a rights plan. (See The Economist, Poison Pills to Die For, Feb. 24, 1996, U.S. edition, Bowler Aff. Ex. G.) Empirical evidence has demonstrated that the rights plan, which ten years ago was attacked as an usurpation of shareholder rights, has proved to be very beneficial to shareholders. (See Margotta Aff. P. 13) As one source reports:

         [T]here is evidence that pills, far from damaging shareholder value, may have done it some good. Frederic Escherich of J.P. Morgan, a bank, has studied takeover premiums -- the gap between acquiring firms' final offers and targets' pre-bid share prices. He looked at 245 deals of $500 m[illion] or more between 1988 and 1995 in which a bidder purchased a majority stake. The medium premium for a firm with a poison pill was just above 51%. For firms that did not have a pill, it was only 35%.

Economist, supra, at 80 (emphasis added). The same article notes that this advantage held good regardless of whether bids were hostile and whether the bids were big or small. "This helps to explain Wall Street's enthusiasm for renewing pills: they seem a good way of getting a better price for the shares of acquired firms." Id. Other empirical studies that have come to similar conclusions about the benefits of rights plans are discussed in the Affidavit of Professor Donald
G. Margotta.

         F.       THE CONTINUING DIRECTOR FEATURE.

                  As with many rights plans, the Healthdyne Rights Plan includes what is known as a "continuing director" feature.(2) In general, the continuing director feature requires that, in order for the Board to redeem the rights, the redemption must be approved by one or more directors who were members of the Board prior to the adoption of the plan, or who were subsequently elected to the Board with the recommendation and approval of the other continuing directors.

                  The purpose of the continuing director feature, in general, is to ensure that the hostile bidder who simultaneously conducts a proxy contest to support its hostile offer will have to negotiate at arms length with independent fiduciaries rather than insurgent directors of its own choosing. (Margotta Aff.
P. 16) Thus, the continuing director feature of a rights plan is fully consistent with the general purpose of a rights plan, which is to give the ability to respond to a hostile offer to independent fiduciaries who will represent the interests of shareholders rather than to leave the disaggregated shareholders who cannot effectively bargain for themselves to respond to the offer on their own. (Id.)

                  Georgia law explicitly endorses the continuing director concept in both the Georgia Fair Price statute, O.C.G.A. ss. 14-2-1110, and the Georgia Business Combination statute, O.C.G.A. ss. 14-2-1132. The "continuing director" features of these stat-

--------------------
(2) For example, Bill R. Sanford, one of Invacare's nominees for the Healthdyne Board, is the CEO of a company that has a rights plan with a continuing director provision. (STERIS rights plan, Bowler Aff.
         Ex. H)
utes recognize that stockholders benefit where a hostile bidder cannot acquire a corporation by replacing an independent board of directors with its own hand picked nominees, who would then dismantle the corporation's takeover defenses without shopping the company or forcing the bidder to make its best offer. The Georgia legislature has thus repeatedly affirmed the importance from the standpoint of public policy of protecting shareholder interests by leaving the authority to remove takeover defenses in the hands of continuing directors rather than insurgent directors who serve at the behest of the hostile acquiror.

         G.       INVACARE'S INSURGENT SLATE OF DIRECTORS.

                  The continuing director feature of the Rights Plan is at issue here because Invacare seeks to elect a slate of seven hand picked nominees who would fill all of the seats on Healthdyne's board of directors. Invacare says that its nominees, if elected, will take all actions necessary to allow Invacare to acquire Healthdyne. (Invacare Proxy at 1, 3, Bowler Aff. Ex. I)

                  Invacare's nominees' unwillingness to bargain against Invacare on behalf of Healthdyne's shareholders is readily apparent. Although Invacare had admitted that its $13.50 offer was not its best offer, Invacare's nominees nevertheless committed to accept it. Moreover, Invacare provided notice of its intention to present a slate of nominees on March 20, 1997, the Invacare nominees had already announced their intention to take all actions necessary to allow Invacare to acquire Healthdyne at

Invacare's then allegedly "fully priced" offer of only $13.00 per share. (Notice of Business to be Brought Before the 1997 Annual Meeting at 3 (3/20/97), Bowler Aff. Ex. J)

         H.       INVACARE'S ATTACK ON THE CONTINUING DIRECTOR FEATURE.

                  The Continuing Director feature of the Rights Plan stands in the way of Invacare's plan to have its nominees redeem the Rights Plan without first obtaining a full price for Healthdyne's shares. Thus, Invacare seeks an order that will invalidate the Continuing Directors feature of the Rights Plan, which would permit the Invacare nominees, if elected, to redeem the rights. Invacare would then acquire Healthdyne with its lowball offer.

                  Invacare wants to avoid bargaining with independent directors who, instead of immediately accepting Invacare's offer, may take other actions in order to maximize shareholder value. For example, if the current directors of Healthdyne decide to sell the company, they will not approve a cash sale of the company to Invacare (or any other party) without first soliciting competing offers designed to obtain the highest value reasonably available for shareholders.(3)

--------------------
(3) The Healthdyne Board has determined that the Company is not for sale at the present time because the Board believes that management's strategic plan will provide outstanding results for the shareholders over the next few years. (Reynolds Aff. passim) The Chairman has stated, however, that if management does not perform as expected under the strategic plan, then the Board will consider other alternatives in order to maximize shareholder value, including a sale of the company. (Letter of Parker H. Petit to Shareholders, Feb. 13, 1997 at 3, Bowler Aff. Ex. L)

                  Invacare's acquisition strategy, which includes its proxy contest and this lawsuit, is expressly designed to avoid an auction.

                                  REDACTED

 Invacare's Preliminary Proxy Materials admit that "it is not expected that the Invacare Nominees would actively solicit additional offers for Healthdyne." (Invacare Prelim. Proxy at 5, Bowler Aff. Ex. I)

                  It is clear that Invacare wants to avoid circumstances that would require it to pay a fair price for Healthdyne. With this motion, Invacare seeks this Court's assistance to further its strategy of acquiring Healthdyne at an unfair price.

                                  ARGUMENT

I. A FINAL MANDATORY INJUNCTION SHOULD NOT BE GRANTED WITHOUT A TRIAL ON THE MERITS.

                  Invacare has moved for a mandatory injunction requiring Healthdyne's board of directors to amend the Continuing Director feature of the Rights Plan prior to the annual meeting of shareholders or otherwise declaring the provision invalid. Invacare's motion is procedurally defective. Invacare ostensibly seeks "preliminary" relief, but does not request an order that preserves the status quo until a trial. Rather, Invacare requests a mandatory injunction, which is in effect final relief because "a result after trial could not practically reverse the grant of preliminary relief...." Stahl v. Apple
Bancorp, Inc., 579 A.2d 1115, 1120 (Del. Ch. 1990).

                  Because it is final relief, a mandatory preliminary injunction "should not be granted except in rare instances in which the facts and law are clearly in favor of the moving party." Exhibitors Poster Exch., Inc. v. National Screen Serv. Corp., 441 F.2d 560, 561 (5th Cir. 1971) (quotation omitted), accord Harris v. Wilters, 596 F.2d 678, 680 (5th Cir. 1979). This is not such a "rare instance." Both the facts and the law are bitterly disputed.

                  In order to grant the mandatory relief Invacare requests, the Court would have to accept the statements in the five affidavits submitted by Invacare and reject the affidavits sub-
mitted by Healthdyne in opposition to Invacare's motion.(4) The Court cannot assess the credibility of these witnesses on a paper record. The Eleventh Circuit has held that it is an abuse of discretion for a trial court to rule on an injunction without an evidentiary hearing "[w]here the injunction turns on the resolution of bitterly disputed facts...." All Care Nursing Serv., Inc. v.
Bethesda Mem'l Hosp., Inc., 887 F.2d 1535, 1538 (11th Cir. 1989). Indeed, in the last hostile takeover case heard by this District Court, the Court denied a request for a preliminary injunction of the Georgia Anti-Takeover statute because the parties had presented expert affidavits that were in "sharp and critical conflict" and the Court "ha[d] not had an opportunity to assess the credibility of the evidence...." West Point-Pepperell, Inc. v. Farley Inc., 711
F. Supp. 1088, 1096 (N.D. Ga. 1988); see also Dynamics Corp. of Am. v. WHX Corp., No. 3:97 CV702(GLG), slip op. at 4 (D. Conn. Apr. 29, 1997) (denying preliminary injunction because of conflicting affidavits). Here, the Court must hold a trial in order to grant Invacare the final relief it seeks.

                  Additionally, Invacare asks the Court to immediately rule on a complex issue of first impression under Georgia law. The short time frame for the Court's consideration of this issue results from Invacare's tactical delay. Invacare filed suit in

----------------------
(4) The affidavit of William J. Carney may be the exception. That "affidavit" contains no factual statements, rather it repeats Invacare's legal arguments. This second (and largely duplicative) memorandum of law adds nothing to the record and should be ignored by the Court.

January challenging the Continuing Director provision but waited until May 16 to file its preliminary injunction motion.

                  The Court should decline Invacare's request for an immediate decision awarding final relief on this complex issue of law. Where "complexity and novelty of the issues which have been raised and are apparent, this alone may constitute appropriate grounds to exercise the Court's discretion not to grant a preliminary injunction." Western Elec. Co. v. Milgo Elec. Corp., 450 F. Supp. 835, 841-42 (S.D. Fla. 1978) (citing Carat, Inc. v. McCory Corp., 438 F.2d 281 (2d Cir. 1971).(5) Thus, Invacare cannot establish, as it must to obtain a mandatory injunction, that the facts and the law are clearly in its favor. See Exhibitors Poster, 441 F.2d at 561.

                  Invacare cannot satisfy the other requirements of equitable relief either. As Invacare notes in its brief (Inv. Brief at 15, citing Cate v. Oldham, 707 F.2d 1176, 1185 (11th Cir. 1983)), Invacare cannot obtain injunctive relief without demonstrating the presence of imminent irreparable harm and that the balance of harms favors granting a mandatory injunction. As shown below, Invacare has made no showing of imminent irreparable harm and the balance of harms favors denial of the requested relief. Invacare's motion for preliminary injunctive relief

------------------------
(5)      See also Dymo Indus. v. Tapeprinter, Inc., 326 F.2d 141 (9th Cir.
         1964); Charles Simkin & Sons, Inc. v. Massiah, 289 F.2d 26 (3d Cir.
         1961); General Elec. Co. v. American Wholesale Co., 235 F.2d 606 (7th Cir. 1956). Rather than decide this complex issue in just a few days, the Court should postpone the decision until after the July 30 meeting. Depending upon the outcome of the election, the issue may become moot.

should be denied.

II. INVACARE'S APPLICATION FOR INJUNCTIVE RELIEF WITH RESPECT TO
    THE CONTINUING DIRECTOR FEATURE SHOULD BE DENIED ON THE MERITS.

                  As part of its strategy to acquire Healthdyne with a lowball offer, Invacare filed suit requesting an order from this Court that would have directed the Healthdyne Board immediately to redeem Healthdyne's Rights Plan. (Compl. P. P. 50-54) In implicit concession to the correctness of the Board's conduct thus far, Invacare brings only a narrow attack that attempts to isolate the Continuing Director feature from the rest of the Rights Plan and the Board's good faith use of that tool in order to protect shareholder interests. Invacare attacks the Healthdyne Board's adoption of the Continuing Director feature of the Rights Plan as a violation of O.C.G.A. ss. 14-2-801(b) and a breach of fiduciary duty as a matter of law.

                  Section 14-2-624 expressly grants the Healthdyne Board the "sole discretion" to set the terms and conditions of the Rights Plan, including the Continuing Director feature. O.C.G.A. ss. 14-2-624(c). Accordingly, Invacare's claim that the Healthdyne Board exceeded its authority in adopting a Rights Plan with a Continuing Director feature is meritless.

                  In its fiduciary duty claim, Invacare claims that the Healthdyne Board's adoption of a Rights Plan with a Continuing Director feature violates the director's fiduciary duties as a matter of law, regardless of the manner in which the Board uses the Continuing Director feature. Invacare plainly couches its argument as a per se rule in order to avoid discussing the Healthdyne Board's use of the Rights Plan and its Continuing Director feature under the circumstances -- i.e., in response to Invacare's attempt to acquire Healthdyne with concededly lowball bids by electing its own directors who will not negotiate with Invacare or conduct an auction. The adoption of a Continuing Director feature of the Rights Plan does not violate the standards of fiduciary duty under Georgia law. Rather, the Continuing Director feature is consistent with the public policy of Georgia. In enacting both the Georgia Fair Price and the Georgia Business Combination statutes, the Georgia legislature has specifically embraced the "continuing director" concept about which Invacare so bitterly complains.

         A. GEORGIA LAW AUTHORIZES THE HEALTHDYNE BOARD TO ADOPT A RIGHTS PLAN WITH A CONTINUING DIRECTOR FEATURE.

                  1. PURSUANT TO SS. 14-2-624, THE BOARD HAS THE SOLE DISCRETION TO ADOPT A RIGHTS PLAN WITH A CONTINUING DIRECTOR FEATURE.

                  Invacare argues that the Continuing Director feature of the Rights Plan violates ss. 14-2-801 because it limits the power of insurgent directors to redeem the Rights Plan. The short and easy answer to Invacare's contention is that ss. 14-2-624 expressly provides the Healthdyne Board with the "sole discretion" tO set the terms or conditions of the Rights Plan and, in the exercise of that discretion, the Healthdyne Board adopted the Continuing Director feature. O.C.G.A. ss. 14-2-624 provides:

         (a) A corporation may issue rights, options, or warrants with respect to the shares of the corporation whether or not in connection with the issu-ance and sale of any of its shares or other securities. The board of directors shall determine the terms upon which the rights, options, or warrants are issued, their form and content the consideration for which they are to be issued, and the terms and conditions relating to their exercise, including the time or times, the conditions precedent, and the prices at which and the holders by whom the rights, options, or warrants may be exercised.

Subpart (c) of that same section emphasizes that:

         [n]othing contained in Code Section 14-2-601 shall be deemed to limit the board of directors' authority to determine, in its sole discretion, the terms and conditions of the rights, options, or warrants issuable pursuant to [ss. 624], and [s]uch terms and conditions need not be set forth in the articles of incorporation.

O.C.G.A. ss. 14-2-624(c) (emphasis added). Finally the Comment to Section 624 further explains that, "the discretion granted to the board of directors to issue rights ... and set their terms under subsection (a) is intended to be limited only by the directors' fiduciary obligations to the corporation." O.C.G.A. ss. 14-2-624, Comment (emphasis added).

                  Thus, the clear mandate of the Georgia legislature is that there is no statutory limitation on the "sole discretion" of a board of directors to adopt a rights plan and establish the terms and conditions of the rights.(6) In the exercise of its "sole discretion," the Healthdyne Board adopted the Rights Plan and established the Continuing Director feature as one of the

--------------------------
(6) The two old cases cited by Invacare, Wheeler v. Layman Foundation, 3 S.E.2d 645 (Ga. 1939), and Milton Frank Allen Publications, Inc. v. Georgia Ass'n of Petroleum Retailers, Inc., 162 S.E.2d 724 (Ga. 1968), cert. denied, 393 U.S. 1025 (1969), were decided decades before ss. 14-2-624 was enacted and therefore provide no insight into its interpretation.

terms and conditions of the rights.

                  Nor is Georgia alone among the states in granting wide discretion to directors in establishing the terms of rights plans. In Pennsylvania, for example, 15 Pa. C.S. ss. 1525(b) provides that rights plans
"may contain such terms as are fixed by the board of directors...." The
Committee Comment to Section 1525(b) states that "In particular, subsection (b) validates the type of provision common in shareholder rights plans that requires the approval of directors not affiliated with a major shareholder before certain actions can be taken under, or changes made in, the rights plan." Thus, the comments to Pennsylvania counterpart to ss. 14-2-624 make clear that one of the terms directors may include in a rights plan is a continuing director provision.

                  In the face of the straightforward statutory authority cited above, Invacare responds that the true purpose of ss. 14-2-624 is narrower than the meaning derived from the plain language of the statute and the official Comment. Invacare contends that the Court should read an exception into ss. 14-2-624 that precludes a board of directors from adopting a continuing director feature as one of the terms and conditions of a rights plan. In support of its narrow interpretation of ss. 14-2-624, Invacare does not cite case authority. Instead, Invacare cites an affidavit from a law professor, William J. Carney, who explains his personal view of Georgia law. (See Inv. Brief at 24.) Healthdyne respectfully submits that the Court should not consider Mr. Carney's affidavit but should follow the plain meaning of the language of ss. 14-2-624.(7)
However, should the Court wish to consider Mr. Carney's supplemental legal arguments on behalf of Invacare, then Healthdyne respectfully requests that the Court consider the counteraffidavit from Mr. George L. Cohen, who was Chairman of the Georgia Business Corporation Code Revision Committee of the Section of Corporate and Banking Law of the State Bar of Georgia at the time the 1989 amendments to ss. 14-2-624 were adopted, which rebuts Mr. Carney's affidavit.

                  In any case, Invacare and Mr. Carney present no reason for the Court not to follow the plain meaning of ss. 14-2-624, which requires a holding that the Healthdyne Board has the statutory authority to adopt the terms and conditions of the Rights Plan, including the Continuing Director feature, at its sole discretion, and that discretion is limited solely by the directors' fiduciary duties.

                  2. INVACARE'S CONTENTION THAT THE CONTINUING DIRECTOR FEATURE UNLAWFULLY RESTRICTS THE POWERS OF INSUR-

------------------------
(7) Although the Carney affidavit is labeled an "affidavit," it is really a supplemental brief. Most of it just repeats the arguments made in Invacare's opening brief. In order to give added credibility to this supplemental brief, Invacare identifies Carney as the Reporter for the Corporate Code Revision Committee of the State Bar of Georgia from 1986 to 1989. Carney, however, does not mention that experience because such testimony is not probative of legislative intent. See Jackson v. Delk, 361 S.E.2d 370, 372 (Ga. 1987) (holding testimony of legislator as to legislative intent is inadmissible); Southern Ry. v. A.O. Smith Corp., 213 S.E.2d 903 (Ga. Ct. App. 1975) (affidavit from attorney who drafted legislation cannot be considered in determining legislative intent). Thus, the Carney affidavit is just 30 pages of duplicative legal argument and adds nothing to the record before the Court.

                           GENT DIRECTORS IS BASED ON THE LAW OF NEW YORK, NOT GEORGIA.

                  In support of its argument that the Continuing Director feature of the Rights Plan is an illegal limitation on the authority of insurgent directors, Invacare relies heavily on an older decision applying New York law, Bank of New York Co. v. Irving Bank Corp., 528 N.Y.S.2d 482 (N.Y. Sup. Ct. 1988). Important differences between the corporation statutes of Georgia and New York make Invacare's reliance on the Bank of New York decision misplaced.

                  In Bank of New York, the New York court held that the "evil" of a continuing director provision was that it discriminated between continuing directors and insurgent directors. Id. at 485. The Court held that New York statutory law requires that any restriction on the powers of the insurgent directors be placed in the certificate of incorporation. Id. at 485.

                  The reasoning of the Bank of New York decision provides no guidance as to interpretation of Georgia law. First, as is explained above,
Section 624 specifically provides that the terms and conditions of a rights plan need not be set forth in the articles of incorporation. See O.C.G.A. 14-2-624(c).

                  Second, unlike New York, the public policy of Georgia, as expressed in its corporate law statutes, does not consider discrimination against insurgent directors to be "evil." Georgia's Fair Price and Business Combination statutes expressly endorse discrimination between continuing directors and insurgent directors as a means of protecting shareholders from unfair hostile takeover tactics.

                  Third, corporations in other states, such as Pennsylvania, have properly concluded post-Bank of New York that directors may include continuing director provisions in rights plans. Hundreds of companies not incorporated in New York have adopted such continuing director provisions since Bank of New York was decided.

                           a. GEORGIA LAW ENDORSES THE "CONTINUING DIRECTOR" CONCEPT IN THE FAIR PRICE AND BUSINESS COMBINATION STATUTES.

                  Georgia corporate law specifically endorses the "continuing director" concept in the context of the Georgia Fair Price Statute, O.C.G.A. ss. 14-2-1110, and the Georgia Business Combination Statute, O.C.G.A. ss. 14-2-1133. Specifically, the Fair Price Statute, at ss. 14-2-1110(6), defines the term "continuing director"8 and provides that where a vote is needed to approve a business combination, that business combination must be "(1) [u]nanimously approved by the continuing directors provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or (2) [r]ecommended by at least two-thirds of the continuing directors

----------------------
(8) "Continuing director" means any member of the board of directors who is not an affiliate or associate of an interested shareholder or any of its affiliates, other than the corporation or any of its affiliates or subsidiaries, and who was a director of the corporation prior to the determination date, and any such successor to such director who is not an affiliate or an associate of an interested shareholder or any of its affiliates, other than the corporation or its subsidiaries, and is recommended by a majority of all the continuing directors. O.C.G.A. ss. 14-2-1110(6).

and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination." O.C.G.A. ss. 14-2-1111. Alternatively, the merger must meet each of the four conditions specified at ss. 14-2-1112(b). Thus, in the Fair Price Statute, the Georgia legislature dispelled any notion that the continuing director concept is somehow violative of Georgia public policy.

                  The Georgia Business Combination Statute similarly provides that a by-law opting into the statute cannot be repealed without "the affirmative vote of at least two-thirds of the continuing directors...." Thus, the Georgia legislature has repeatedly affirmed the importance from the standpoint of public policy of the continuing director concept as a means of protecting shareholder rights.(9)

                  Invacare argues that the Continuing Director feature of the Rights Plan differs from the Georgia statutes because the Georgia statutes do not preclude a proxy contest which would allow the stockholders to replace the board. The short answer is that the Rights Plan also permits a proxy contest to replace the entire board, so long as no participant has announced an inten-


------------------------
(9) The Business Combination Statute prohibits a business combination with an interested stockholder, except under designated circumstances, for a period of five years. The definition of continuing director is the same for both the Fair Price and Business Combination statutes, although differences in the definition of "beneficial owner" in the statutes may lead to different results. See O.C.G.A.
         ss.ss. 14-2-1110(4), (6); 14-2-1131(1).

tion to become an Acquiring Person. (Margotta Aff. P. 29) If an Acquiring Person is involved, the Rights Plan then allows the Continuing Directors to play a role in assuring fairness to all. Moreover, even if an Acquiring Person is involved, a majority of the directors can still be replaced, thereby allowing control to pass to the Acquiring Person. (Rights Plan P. 23, Bowler Aff. Ex. N)

                  Invacare also argues that the continuing director provisions of the statutes were adopted by the legislature while Healthdyne's Rights Plan was adopted by its Board. (Inv. Brief at 25) The flaw in this argument has already been discussed at length. Section 14-2-624 grants the Board the authority to set the terms and conditions of a Rights Plan in its sole discretion.

                  None of these purported distinctions alter the conclusion that Georgia corporation law, as a matter of policy, embraces the "continuing director" concept. The common purpose of the statutory continuing director provisions and the Continuing Director feature of the Rights Plan is obvious -- both recognize that the decision to remove takeover defenses should be made by independent "continuing directors" instead of the hostile acquiror's insurgent directors.

                  Invacare further contends that its nominees will be continuing directors for the purposes of the Fair Price and Business Combination Statutes. Invacare is not only wrong in its interpretation of the Fair Price Statute, but its contention is beside the point. No party has requested a ruling regarding the application of either of these statutes to the Invacare Proposal. Healthdyne cites these statutes only to show that the general policy of Georgia corporate law embraces the "continuing director" concept. This holds true even under Invacare's interpretation of the statutes. For example, Invacare would agree that where a hostile acquiror indisputably owns 11% of a corporation's stock, the Fair Price and Business Combination Statutes discriminate against that hostile acquiror's insurgent directors in favor of continuing directors, even if the insurgent directors receive overwhelming support from the other 89% of the shareholders. Thus, as a policy matter, the Fair Price and Business Combination Statutes do not reject the benefits of the "continuing director" concept where the insurgent directors are voted into office by a majority of the public shareholders.

                  Invacare argues that under the present circumstances, the Fair Price Statute does not apply to its proposal because it will not become an "interested shareholder" (as that term is defined in ss. 14-2-1110(11)) until after its nominees are elected (assuming for the purposes of argument that Invacare successfully elects its nominees). Therefore, according to Invacare, its directors will be "continuing directors" under the Fair Price Statute. Invacare's interpretation of the Fair Price Statute is demonstrably incorrect.

                  Section 14-2-1110(11)(1) defines an "interested shareholder" as any person that is "the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the corporation." Pursuant to ss. 14-2-1110(4), Invacare will be considered the "beneficial owner" of all of the shares tendered to it in its tender offer and all of the shares for which it holds proxies because it will have the "right to acquire" or the "right to vote" those shares. See O.C.G.A. ss. 14-2-1110(4)(B)(i), (ii). There is no exception for stock tendered pursuant to a tender offer prior to its acceptance for purchase, or for voting rights arising solely from revocable proxies. In contrast, the Business Combination Statute adopts the definition of "beneficial owner" in the Fair Price Statute, but explicitly carves out shares held pursuant to revocable proxies and tender offers from the definition for its purposes. O.C.G.A. ss. 14-2-1131(1). Thus, under the Fair Price Statute's definitions, Invacare will be an interested shareholder if and when its nominees are elected, and its nominees will not be continuing directors.(10)

------------------------
(10) Invacare contends that the explicit differences between the definition of "beneficial owner" in the Fair Price and Business Combination Statutes should be ignored and the definition treated the same for both statutes. (See Inv. Brief at 26 n.7) Invacare provides no authority for reading the explicit distinction between the two statutes out of the GBCC. Instead, Invacare makes several convoluted arguments. Invacare cites cases that define the term "beneficial owner" in different contexts, such as a federal statute adopted for a different purpose. (See id.) Invacare may also argue in reply that the inclusion of proxies and tendered shares within the definition of "beneficial owner" would mean that virtually no hostile acquiror can satisfy the Fair Price exception of ss. 14-2-1112(b) because that exception requires that an interested shareholder's "percentage ownership of any class or series of shares of the corporation" cannot increase by more than 1 percent in any 12 month period. This is simply incorrect. The statutory definitions of beneficial ownership with respect to revocable proxies focus on the "right to vote." The holder of a revocable proxy would not acquire the "right to vote" the proxy until the

                  In short, the "continuing director" provision of the Fair Price Statute and the Continuing Director feature of the Rights Plan serve the same purpose: they both ensure that where a hostile offeror conducts a proxy contest in support of its tender offer, its insurgent directors cannot remove the corporation's takeover defenses without the support of independent continuing directors.

III. THE HEALTHDYNE BOARD'S USE OF THE CONTINUING DIRECTOR FEATURE OF THE RIGHTS PLAN DOES NOT VIOLATE ITS FIDUCIARY DUTIES AS A MATTER OF LAW.


(..continued)
         time of a stockholders meeting. Thus, for example, if Invacare appeared at the meeting with valid proxies for 60% of the stock (which is unlikely), it would be prohibited thereafter from going above 61% ownership. However, various statutory options available under the Fair Price statute would still exist.

         Similarly, the definition of beneficial ownership relating to stock tendered focuses upon the "right to acquire" the stock. A tender offeror would possess the "right to acquire" tendered shares once it was in a position to promptly satisfy or waive the material conditions to its tender offer. Thus, for example, if Invacare were to accept tenders of 60% of the stock (which is unlikely), it could not thereafter acquire ownership of 61%. Again, however, various options under the Fair Price statute would still exist.

         In short, Invacare's attempts to distinguish away the work of the Georgia legislation is plainly ineffective. The conclusion is inescapable -- continuing director features are lawful, enforceable, and fully consistent with the law of Georgia.

                  Invacare claims that the Healthdyne Board's adoption of a Rights Plan with a Continuing Director feature violates the directors' fiduciary duties as a matter of law, regardless of the manner in which the Board uses the Continuing Director feature. Invacare's attempt to fashion a per se rule that a continuing director feature of a rights plan violates Georgia's standards of fiduciary duty is meritless.

                  Under Georgia law, directors satisfy their fiduciary duties when they make a good faith decision in an informed and deliberate manner. In re Munford, Inc., 98 F.3d 604, 611 (11th Cir. 1996). See also O.C.G.A. ss. 14-2-830. The Healthdyne Board has satisfied that standard here. After hearing detailed presentations from its financial and legal advisors, the Board decided to leave the Rights Plan and its Continuing Director feature in place in response to Invacare's grossly inadequate offers. (See Reynolds Aff. P. P. 4-8; Valdez Aff. passim.)

                  Invacare does not attempt to rebut the evidence showing that the Board has acted in good faith and in the best interests of the corporation. Instead, Invacare contends that the Board's adoption of the Continuing Director feature violates the directors' fiduciary duties as a matter of law even if the directors acted in good faith. (See Inv. Brief at 29.) Invacare ignores the Georgia standard for conduct of directors, which "focus[es] on the manner in which the director performs his duties, not the correctness of his decisions." O.C.G.A. ss. 14-2-830, Comment. The Western District of Virginia has determined that a very similar Virginia statute, Va. Code ss. 13.1-690,(11) establishes a process-oriented standard for director conduct, not the substantive standard formulated by the Delaware Supreme Court in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954-55 (Del. 1985). WLR Foods, Inc. v. Tyson Foods, Inc., 857 F.
Supp. 492, 493-94 (W.D. Va. 1994), aff'd, 65 F.3d 1172 (4th Cir. 1995), cert.
denied, 116 S. Ct. 921 (1996). Thus, ss. 14-2-830(a) compels the Court to respect the Board's good faith business judgment that the Continuing Director feature of the Rights Plan serves the best interests of the corporation. See O.C.G.A. ss. 14-2-830(a)(1); Munford, 98 F.3d at 611.

-------------------------
(11) Section 13.1-690 of the Virginia Code provides: "A director shall discharge his duties as a director, including his duties as a member of a committee, in accordance with his good faith business judgment of the best interests of the corporation."

                  Relying on Delaware cases, Invacare argues that the Board must show a "compelling justification" for its actions because they allegedly infringe upon shareholder voting rights;(12) and that the Board's decision is invalid because the Continuing Director feature of the Rights Plan is allegedly "coercive and preclusive."(13) The Delaware cases relied upon by Invacare are inconsistent with the standard for director conduct set forth in ss. 14-2-830 and have never been adopted by a Georgia court. Even assuming those cases apply in Georgia, the Continuing Director feature does not infringe on shareholder voting rights nor is it coercive or preclusive.

         A. THE CONTINUING DIRECTOR FEATURE OF THE RIGHTS PLAN DOES NOT INFRINGE ON SHAREHOLDER VOTING RIGHTS.

                  Invacare's argument that the Continuing Director feature infringes on shareholder voting rights is based on a false premise. The Continuing Director feature does not prevent the shareholders from expressing their desire to change the management direction of the corporation by replacing the board of directors. The Continuing Director feature merely limits the authority of insurgent directors in one capacity -- they cannot redeem the Rights Plan without the support of the continuing directors. As noted above, Georgia law endorses the "continuing director" concept as a means of protecting shareholder interests.

---------------------------
(12)     See Blasius Indus. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988).

(13)     See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

                  Despite Invacare's rhetoric, the shareholders are not forced into re-electing the old board of directors in order to avoid electing a weak new board that could never redeem the Rights Plan. Invacare could have proposed (and still can propose) a slate of directors to replace a majority of the board, which would have given the insurgent directors the opportunity to acquire management control of the corporation while leaving a minority of Continuing Directors in place so that the Rights Plan could be redeemed. Those Continuing Directors would not be allowed to obstinately refuse to redeem the Rights Plan -- their fiduciary duties would require them to redeem the rights if they determined that a sale of the Company would be in the best interest of stockholders. In all likelihood, the principal effect of the presence of the continuing directors would be to cause Invacare to put its best price on the table or to force Invacare's nominees to shop the Company in order to obtain a fair price despite their allegiance to Invacare.

                  The case Invacare relies upon, Blasius Indus., 564 A.2d at 659, does not support its contention that rights plans with continuing director provisions are per se violations of fiduciary duty. Blasius involved a board's actions which prevented the shareholders from changing the management direction of the corporation by electing a new majority to the board of directors. Id. at
658. Here, the shareholders are free to change the majority of the board of directors while still leaving Continuing Directors in place who have the authority to redeem the Rights Plan. In fact, the shareholders can replace the entire board if they choose, although that would limit the new board's ability to approve a sale of the Company. In light of the support for the continuing director concept in the public policy of Georgia, as expressed in Georgia's statutory corporation law, a Delaware decision based on entirely different factual circumstances provides no grounds for a ruling that the Continuing Director feature of the Rights Plan is a per se violation of Georgia law.

         B. THE CONTINUING DIRECTOR PROVISION SERVES THE BEST INTERESTS OF THE SHAREHOLDERS AND IS NEITHER COERCIVE NOR PRECLUSIVE.

                  Invacare's final argument is that the Continuing Director feature of the Rights Plan is coercive and preclusive (regardless of how it is applied) and therefore its very adoption was a breach of fiduciary duty. Once again, Invacare's contention is based on a false premise. Invacare's nominees can take control of the Healthdyne Board while still leaving Continuing Directors in place to redeem the Rights Plan. If and when the Continuing Directors decide to redeem the Rights Plan, then the barrier to a takeover will be removed. In addition, if, under the circumstances, the Continuing Directors' refusal to redeem the Rights Plan is undertaken in bad faith, then a court can order the Continuing Directors to redeem the Rights Plan and the barrier to a takeover would be removed.(14) The Continuing Director feature poses no permanent bar to an Invacare-Healthdyne combination.

                  The record reveals that the Board has used the Rights Plan and its Continuing Director feature to serve the interests of Healthdyne's shareholders. The Board's conduct has thus far prevented Invacare from succeeding with its lowball bargaining strategy. If elected, the Invacare nominees admit that they would remove all obstacles to Invacare's offer without soliciting bids from any other potentially interested party. Thus, without


--------------------------
(14) In the unlikely event that the Invacare nominees are elected at the shareholders meeting, and assuming the continuing directors thereafter refuse to redeem the Rights Plan, Invacare may challenge the Continuing Directors' decision in court. That claim is based on hypothetical circumstances and is certainly not ripe.

the protections provided by the Rights Plan and its Continuing Director feature, Invacare stands a chance to acquire Healthdyne if Invacare's proxy contest succeeds through shareholder ignorance or mistaken belief as to the value of Healthdyne. The Board's good faith response to Invacare's plan -- reliance on the Continuing Director feature of the Rights Plan -- ensures that Healthdyne will not be sold for less than its full value.

                  In summary, the Healthdyne Board has appropriately protected shareholder interests in adopting and employing the Rights Plan and its Continuing Director feature.


IV. THE LACK OF IRREPARABLE HARM AND THE BALANCE OF THE EQUITIES
    FAVOR DENIAL OF INVACARE'S REQUEST FOR MANDATORY INJUNCTIVE RELIEF.

                  Invacare contends that it will be irreparably harmed unless the Continuing Director feature is enjoined. In support of this contention, Invacare submits the affidavit of Thomas R. Miklich, Invacare's General Counsel and CFO, who explains that the opportunity to acquire Healthdyne is "a unique opportunity for Invacare." (Miklich Aff. at P. 4) While Healthdyne concurs that Invacare will greatly benefit if its scheme to acquire Healthdyne at a bargain price succeeds, that assertion does not provide support for a preliminary injunction against Healthdyne's Board. The Board does not owe fiduciary duties to Invacare as a tender offeror. See Newell Co. v. Vermont Am. Corp., 725 F. Supp. 351, 368 (N.D. Ill. 1989). To the contrary, Invacare's interests are adverse to the interests of the shareholders for whom the Board serves -- Invacare wants to acquire Healthdyne at the lowest possible price while the shareholders want to maximize the value of their investment. Invacare does not need this Court's intervention to avoid losing its "unique opportunity" to acquire Healthdyne -- it only has to make a fair offer.

                  Healthdyne's shareholders other than Invacare do not face any risk of injury if Invacare's request for relief is denied. First, any shareholder who wants to recover a "premium" price for his investment has had the option of selling into the market at a price that has been consistently higher than Invacare's offers -- in fact the shareholders have had that option for months. Second, any shareholder who wants to change the management direction of the corporation can do so by voting in favor of the Invacare nominees instead of the incumbent directors. Because Invacare wants the upcoming election to look unfair, the present slate of Invacare nominees would replace the entire Board, thereby removing from the Board the power to redeem the Rights Plan. Nevertheless, Invacare could have proposed a slate of nominees that would allow the shareholders to change management control of the Board but still leave a minority of Continuing Directors in place so that the Rights Plan could be redeemed. If that hypothetical situation occurs, the Continuing Directors would continue to serve the interests of shareholders by acting as independent fiduciaries with the responsibility of representing the disaggregated shareholders in their arms length bargaining with Invacare.

                  Finally, the public interest favors denial of the requested mandatory injunction. The public policy of Georgia, as expressed in its corporation statutes, contemplates an active role for the board of directors in responding to a hostile takeover and endorses the "continuing director" concept as a means to protect shareholder interests. An order invalidating the Continuing Director feature of the Rights Plan would be inconsistent with the public policy of Georgia.

                                 CONCLUSION

                  For all the reasons stated herein, Invacare's motion for a preliminary injunction should be denied.

                                                     Respectfully submitted,

                                                     TROUTMAN SANDERS LLP


                                                     /s/ Winifred D. Simpson

                                                     ---------------------------
                                                     Winifred D. Simpson
                                                     Georgia Bar No. 648275
                                                     John M. Bowler
                                                     Georgia Bar No. 071770
                                                     NationsBank Plaza
                                                     600 Peachtree Street, N.E.
                                                     Suite 5200
                                                     Atlanta, Georgia 30308-2216
                                                     (404) 885-3000

                                                     ATTORNEYS FOR DEFENDANTS

Of Counsel

Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

                                                                     EXHIBIT 49


                     IN THE UNITED STATES DISTRICT COURT
                    FOR THE NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION

--------------------------------x

IN RE HEALTHDYNE TECHNOLOGIES,              Civil Action No.
INC. SHAREHOLDER LITIGATION                 1-97-CV-0349-CC

--------------------------------x           Civil Action No.
THIS DOCUMENT RELATES TO:                   1-97-CV-0349-CC
                                            1-97-CV-0351-CC
                                            1-97-CV-0381-CC

--------------------------------x

                      DEFENDANTS' MEMORANDUM OF LAW IN
                 OPPOSITION TO THE CLASS ACTION PLAINTIFFS'
                      MOTION FOR PRELIMINARY INJUNCTION

                                INTRODUCTION

                  Plaintiffs in the class actions claim to be shareholders of Healthdyne. They say that they will represent the class of Healthdyne shareholders, but have never taken any action to seek class certification. More importantly, however, the arguments they make in their memorandum of law appear to be directly contrary to the interests of the other Healthdyne shareholders.

                  In the first paragraph of their brief, they complain that they have been deprived of the opportunity to "realize fully" the benefits of their investment in the company. Perhaps they refer to Invacare's $12.50 offer that the Healthdyne board rejected. Presumably, however, the other shareholders in the class would have preferred the $13 offer that the Healthdyne board next received because the Rights Plan was there to prevent unfairness. The other Healthdyne shareholders no doubt would also have favored the $13.50 offer that was next made, again because the Rights Plan -- and the Healthdyne board -- stood in the way of unfair offers.

                  It is important to keep in mind that all of the colorful rhetoric and claims of breach of duty generated in plaintiffs' memorandum were produced prior to the $15 offer which Invacare next made on June 4, 1997. Again, one would assume that the other Healthdyne shareholders would prefer the $15 offer, rather than the lower offer which was in effect when plaintiffs' brief was filed demanding that the Healthdyne board surrender to Invacare.

                  In short, the demand by plaintiffs that Healthdyne be ordered to dismantle its defenses and surrender to Invacare makes no sense and is contrary to the interests of the class they purport to represent. The motion should be denied.

                                  ARGUMENT

         THE MOTION FOR PRELIMINARY INJUNCTION SHOULD
         BE DENIED.

                  Because the plaintiffs' brief does not raise any legal issues not already raised by Invacare, defendants primarily rely on their Opposition Brief in Civil Action No. 97-CV-0205 ("Opp. Brief") as their response to plaintiffs' brief. However, a number of points do require a short response.

                  The record in this litigation underscores the undisputable success of the Healthdyne board of directors in using its Rights Plan to prevent unfair offers and in generating ever greater offers. Moreover, the process is not over. Invacare's June 4 press release, a copy of which is attached to the Bowler Affidavit, suggests that Invacare may pay even more if Healthdyne is able to substantiate greater value. (Bowler Aff. Ex. C) That will only happen if the Healthdyne board continues to use the Rights Plan, including the challenged Continuing Director feature, to benefit the interests of shareholders.

                  Plaintiffs' rhetoric is particularly heavy-handed with respect to the colorful and utterly inappli-cable "dead hand" label they attempt to pin on the Continuing Director feature in the Rights Plan. In specifically approving such features in two separate statutes, the Georgia legislature used the term "Continuing Director," and authorized such directors to play an important role in responding to the tactics of hostile acquirors. See the Georgia Fair Price Statute, O.C.G.A. ss. 14-2-1110, and the Georgia Business Combination Statute, O.C.G.A. 14-2-1133. That decision of the Georgia legislature should be respected here, and the "dead hand" label should be recognized for what it is -- a transparent effort to replace substance with rhetoric.

                  The plaintiffs' heavy reliance on the Bank of New York decision also clearly signals the fact that they would prefer that New York law applied and that this Court was a New York court. See Bank of New York Co. v. Irving Bank Corp., 528 N.Y.S.2d 482 (N.Y. Supr. Ct. 1988) That case is simply inapplicable. The Bank of New York court concluded that Continuing Director features were "evil" under New York law -- while the Georgia legislature reached exactly the opposite conclusion in approving such provisions under Georgia law. Bank of New York also concluded that, to be valid, a Continuing Director provision had to be included in a corporation's Certificate of

Incorporation -- while the Georgia legislature again reached the opposite conclusion in approving the Georgia Rights Plan Statute (which gives directors the "sole discretion" to determine the contents of Rights Plans, and emphasizes that the terms need not be set forth in the Articles of Incorporation).

                  The plaintiffs' attempts to explain away the clear intent of the Georgia legislature simply do not work. The Georgia legislature has created a set of statutory tools to be used by directors of target corporations which are clear, concise and modern. There is no reason to measure cutting edge Georgia statutes against a throw-back 1980's version of New York law.

                  Plaintiffs' claim that the directors of Healthdyne somehow benefit by "entrenching" themselves in office also makes no sense. As a group, the directors of Healthdyne own 12.5 percent of the outstanding stock. (Healthdyne 1996 Form 10-KA Amendment No. 1 at 11, Bowler Aff. Ex. O) They have a large personal financial stake in the decision to accept or reject the Invacare offer.(1)

------------------------
(1) Each director of Healthdyne would receive the following amounts of money from Invacare's $13.50 offer (and even more from the revised $15.00 offer):

                  Parker H. Petit           $11,702,597
                  Craig Reynolds              2,234,345

Parker H. Petit, the Chairman of Healthdyne, is the second largest shareholder of Healthdyne, with a 6.8 percent interest in the Company. (Id. at 11, 12) In contrast to his large interest in Healthdyne as a shareholder, Mr. Petit draws only $50,000 per year for his services as Chairman of Healthdyne plus office expenses. (Id. at 8) The remaining directors, with the exception of Craig Reynolds, who receives a salary as CEO, receive only directors' fees of $12,000 per annum plus $1,000 for each board meeting and $750 for each committee meeting attended. (Id. at 7) Thus, as a result of their legal duties to the shareholders and their own self interest, the directors of Healthdyne have every interest in maximizing the value of Healthdyne's stock.

                  Plaintiffs, however, do not appear interested in maximizing the return on their investment, since they have advocated surrender to Invacare at $13.50, well below Invacare's current offer. Moreover, they did not


(..continued)
                  J. Terry Dewberry           1,700,717
                  Alexander H. Lorch            186,624
                  J. Leland Strange              90,005
                  James J. Wellman, M.D.         60,008
                  J. Paul Yokubinas           1,425,060

         (Source: Beneficial ownership reported in 1996 Form
         10-KA times $13.50)
have to sue to sell their investment in Healthdyne for $13.50. Since January, with the exception of a few days, they could have sold into the market for significantly more than $13.50. (See Valdez Aff. Ex. C (chart of Healthdyne's stock price since January 10, 1997)) On May 23, they could have sold for as much as $15.00. (Id.) And on June 4, they could have sold for $15.50, even more than Invacare's current offer. Thus, plaintiffs' demand for an order enjoining the Continuing Director feature of the Rights Plan in order to allow them to accept the below market $13.50 offer (at the time of the filing of their brief) is simply irrational.(2)

                  Plaintiffs' actions are obviously not designed to maximize the return on their investments or advance the interests of the class. It is understandable that Invacare would want to buy Healthdyne as cheaply as possible, but there is no logical reason why Healthdyne's

------------------------
(2) The Delaware Court of Chancery, which has extensive experience with shareholder litigation, has noted that such suits are often settled for "a peppercorn and a fee." Solomon v. Pathe Communications Corp., C.A. No. 12563, 1995 WL 250374, at *4 (Del. Ch. Apr. 21, 1995), aff'd, 672
         A.2d 35 (Del. 1996). Similar concerns led Congress to pass the Private Securities Litigation Reform Act of 1995. S. REP. NO. 104-98, at 4
         (1995), reprinted in 1995 U.S.C.C.A.N. 679, 683; H.R. CONF. REP. NO.
         104-369, at 31-32 (1995), reprinted in 1995 U.S.C.C.A.N 730, 730-31.

shareholders would want to sell out at a low price. As set forth above and in Healthdyne's brief in opposition to Invacare's motion, none of the claims they raise are supported under Georgia law, and none make any sense from the standpoint of the Healthdyne stockholders. Should any motion for class certification ever be filed, these plaintiffs should not be certified as representatives. In any event, the motion for a preliminary injunction should be denied.

                                 CONCLUSION

                  For the reasons set forth herein and in Defendants' Brief In Opposition To Plaintiffs' Motion For Preliminary Injunction in Civil Action No. 97-CV-0205, Plaintiffs' motion should be denied.

                  Respectfully submitted this 9th day of July, 1997.

                                            TROUTMAN SANDERS LLP


                                            /s/ Winifred D. Simpson
                                            ------------------------------------

                                            Winifred D. Simpson
                                            Georgia Bar No. 648275
                                            John M. Bowler
                                            Georgia Bar No. 071770
                                            NationsBank Plaza
                                            600 Peachtree Street, N.E.
                                            Suite 5200
                                            Atlanta, Georgia  30308-2216
                                            (404) 885-3000

                  (SIGNATURES CONTINUED ON FOLLOWING PAGE)

                  (SIGNATURES CONTINUED FROM PREVIOUS PAGE)

Of Counsel

Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

ATTORNEYS FOR DEFENDANTS

                     IN THE UNITED STATES DISTRICT COURT
                    FOR THE NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION

--------------------------------x

IN RE HEALTHDYNE TECHNOLOGIES,              Civil Action No.
INC. SHAREHOLDER LITIGATION                 1-97-CV-0349-CC

--------------------------------x           Civil Action No.
THIS DOCUMENT RELATES TO:                   1-97-CV-0349-CC
                                            1-97-CV-0351-CC
                                            1-97-CV-0381-CC

--------------------------------x

                           CERTIFICATE OF SERVICE

                  I hereby certify that I have this day served a copy of the foregoing DEFENDANTS' MEMORANDUM OF LAW IN OPPOSITION TO THE CLASS ACTION PLAINTIFFS' MOTION FOR PRELIMINARY INJUNCTION upon the interested parties by the following means addressed as follows:

                  VIA TELECOPY AND HAND DELIVERY
                  Martin Chitwood
                  Christi C. Mobley
                  APPEL, CHITWOOD & HARLEY
                  400 Resurgens Plaza
                  45 East Paces Ferry Road
                  Atlanta, Georgia 30326

         This 9th day of June, 1997.


                                 /s/ John M. Bowler
                                 ------------------------

                                 John M. Bowler

                                                                     EXHIBIT 50


                                                   HEALTHDYNE TECHNOLOGIES, INC.
                                                     CONTACT: M. WAYNE BOYLSTON
                                                                 (770) 499-1212

                       HEALTHDYNE TECHNOLOGIES REJECTS
                           INVACARE'S LATEST OFFER

                            FOR IMMEDIATE RELEASE

         Marietta, Georgia, June 11, 1997 -- Healthdyne Technologies, Inc. (Nasdaq: HDTC) announced today that its Board of Directors has unanimously rejected the latest unsolicited offer by Invacare Corporation (Nasdaq: IVCR) to purchase Healthdyne Technologies.

         In rejecting Invacare's latest offer, the Board considered a variety of factors, including the opinion of Cowen & Company that the $15.00 per share price offered by Invacare is grossly inadequate. "After reviewing the progress we are making on our strategic plan and receiving input from our financial advisors, the Board feels that Invacare's increased offer has failed to keep up with our exceptional performance and does not reflect an acquisition premium," commented Parker H. Petit, Healthdyne Technologies' Chairman of the Board. "Our stock has traded within this range in the last year even prior to the announcement of our new strategic plan. We believe that $15 is still too low and does not represent the fair value of our Company, as evidenced by recent reports from analysts who follow the Company."

         Healthdyne Technologies' Board also reaffirmed its decision not to sell or merge the Company, maintaining that the Company offers greater growth potential for shareholders on a stand-alone basis.

         Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

         This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.

                           PARTICIPANT INFORMATION

         In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie
R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,593,092 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Robert D. Valdez (Managing Director) and Ned Brown (Managing Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).

                               * * * * * * * *